Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Three-Months Ended March 31,	Year Ended
	2018	2017	2016	2015	2014
Ratio of earnings to fixed charges
Including interest on deposit accounts	3.15	3.37	2.65	2.16	2.82
Excluding interest on deposit accounts	11.21	9.95	6.44	4.28	5.78
Ratio of earnings to fixed charges and preferred dividends
Including interest on deposit accounts	3.15	3.37	2.65	2.16	2.46
Excluding interest on deposit accounts	11.21	9.95	6.44	4.28	4.44
Pre-tax income from continuing operations, as reported	$49,775	$182,999	$98,314	$59,365	$70,893
Add: Fixed charges including interest expense on deposits	23,134	75,144	60,258	51,993	39,172
Less: Undistributed (earnings) losses from equity method investments	—	(4,925)	1,297	710	417

Earnings, including interest on deposits	$72,909	$253,218	$159,869	$112,068	$110,482

Pre-tax income from continuing operations, as reported	$49,775	$182,999	$98,314	$59,365	$70,893
Add: Fixed charges excluding interest expense on deposits	6,504	25,445	24,812	26,172	19,099
Less: Undistributed (earnings) losses from equity method investments	—	(4,925)	1,297	710	417

Earnings, excluding interest on deposits	$56,279	$203,519	$124,423	$86,247	$90,409

Fixed charges:
Interest expense on deposit accounts	$16,630	$49,699	$35,446	$25,821	$20,073
Interest expense on borrowed funds	5,352	20,952	20,365	19,468	12,085
Portion of rent representative of interest(1)	1,152	4,493	4,447	6,704	7,014

Total fixed charges, including interest expense on deposits	23,134	75,144	60,258	51,993	39,172
Preferred dividends gross-up to pre-tax earnings	—	—	—	—	5,761

Total fixed charges and dividends, including interest expense on deposits	$23,134	$75,144	$60,258	$51,993	$44,933

Total fixed charges, excluding interest expense deposits	$6,504	$25,445	$24,812	$26,172	$19,099

Total fixed charges and dividends, excluding interest expense on deposits	$6,504	$25,445	$24,812	$26,172	$24,860

(1)	The portion of rent representative of interest is calculated as 40% for the periods ended March 31, 2018, December 31, 2017 and 2016, and 50% for the periods ended December 31, 2015 and 2014, which the Company’s management believes is a reasonable estimate.